EATON & VAN WINKLE LLP
                                 3 Park Avenue
                               New York, NY 10016
                                  (LETTERHEAD)

Vincent J McGill                                                     Direct Dial
Partner                                                           (212) 561-3629

                                 April 27, 2009

Re:   China Organic Agriculture, Inc.: Comment Letter regarding:
      Amendment No. 4 to Form 10-12G
      Filed January 16, 2009
      Form 10-K/A for Fiscal Year Ended December 31, 2007
      Filed January 16, 2009
      Form 10-Q/A for Fiscal Quarter Ended September 30, 2008
      Filed January 16, 2009
      Preliminary Information Statement on Schedule 14C
      Filed November 21, 2008
      Form 8-K
      Filed January 15, 2009
      File No. 0-52430

Ladies and Gentlemen:

On behalf of China Organic Agriculture, Inc. (the "Company"), we are writing in response to the above-referenced Comment Letter from the Commission's Division of Corporate Finance (H. Christopher Owings, Assistant Director) to the Company. The Company is filing herewith an amendment to each of the above-referenced filings other than the Form 8-K. The filings, together with the Company's responses provided herein, address the Staff's comments to each of the Company's filings other than the 8-K. The Company intends to file a responsive 8-K, together with a second response letter, shortly after the date hereof. The Company has elected to bifurcate the filings, in part, to demonstrate its desire to respond to the Staff's comments to the extent possible as of the date hereof.

For ease of reference, each of the comments of the Staff is set forth below, together with the related response. The sections and page numbers referred to in the responses below correspond to sections and page numbers in the Amended Forms being filed herewith, unless otherwise noted.

Amendment No. 4 to Form 10-12G Filed January 16, 2009

1. We note your disclosure of an equity joint venture with China-based Xinbin Manchu Autonomy County East Star Wine Company Ltd. in an 8-K filed on December 9, 2008. Please update your disclosure to include this new joint venture and its impact on your business.

The disclosure has been updated to include the name of the joint venture and its impact on the Company's business. The joint venture is discussed under "Recent Developments" on page 4 of the Form 10.

Form 10-K/A for Fiscal Year Ended December 31, 2007 filed January 16, 2009

Disclosure Controls and Procedures, page 22

2. We note your indication that your disclosure controls and procedures were not effective "as a result of lack of familiarity of [y]our management in China with the requirements of US Securities laws." You further state that "the lack of familiarity was highlighted in March 2007 when senior management first advised [y]our US representatives involved in preparing [y]our reports...of the purchase in February 2007 of the Bellisimo Vineyard." Considering your Form 10 indicates that you purchased the Bellisimo Vineyard on February 29, 2008, your indication here that you purchased the winery in 2007 is inconsistent. Please revise either your Form 10 or your Form 10-K/A to disclose the correct purchase date and, if the purchase was made in 2008, revise your disclosure here to explain how you learned of the deficiency in your disclosure controls and procedures.

Amendment No. 3 to Form 10-K/A has been revised, on page 22, in Item 9(A)(T), to supply the correct purchase date, and to further detail how the Company learned of the deficiency in its disclosure controls and procedures.

3. Please revise your disclosure to elaborate upon the capacity the "individual familiar with the requirements of US Securities laws and accounting regulations" served with your company.

The Form 10-K/A has been further revised, in Item 9A(T), to disclose that the individual so referenced was employed as a consultant to the Company. Please see page 22 of Amendment No. 3 to Form 10-K/A.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2008 filed January 16, 2009

Condensed Consolidated Financial Statements

4. We note your disclosure in Note 14 that you completed the acquisition of Dalian on October 31, 2008. We also note your disclosure in Note 3 that you deposited the purchase price in a bank account under joint control with Dalian. In addition, we note your disclosure on page 4 of Amendment No. 4 to Form 10 and page 5 of Amendment No. 3 to Form 10-K filed January 16, 2009 that the acquisition was effective September 30, 2008 and your disclosure in the introduction to the unaudited pro forma condensed consolidated financial information filed as Exhibit 99.3 to Amendment No. 1 to Form 8-K filed January 15, 2009 that operational control was passed to you on September 30, 2008. Please tell us how you determined the date of acquisition and why you believe your accounting complies with the guidance in paragraphs 48-49 of SFAS 141.

Amendment No. 3 to the Company's 10-Q/A reflects that the Dalian closing date was October 31, 2008, in that finalization of payment and transfer of documentation and operational materials occurred or were completed as of that date. The Company's Form 10 and Form 10-K/A, as well as its Form 8-K/A, have been further amended to reflect October 31, 2008 as the date upon which the Dalian closing occurred.

Although the closing date was October 31, the parties transferred operational control and the economics of the business September 30, 2008. Paragraph 49 of SFAS 141 deals with transfers effected without consideration. The Company believes its accounting treatment of the Dalian acquisition is consistent with this paragraph. The Company also notes Paragraph 11 of SFAS 141, which recognizes that the acquisition date is determined by all of the facts and could be before or after the closing date. Based upon its review of the facts, the Company believes it has properly determined the acquisition date.

Notes to Consolidated Financial Statements, page 8

Note 11 - Commitments, page 18

5. It does not appear that you restated your financial statements to report the sale of ErMaPao as a discontinued operation as of the effective date as indicated in your response to comment No. 10 in our letter dated November 14, 2008. Please revise or advise. In addition, please provide the disclosures required by paragraph 47 of SFAS 144.

Restated financial statements reporting the sale of ErMaPao as a discontinued operation have been included with the Company's Amendment No. 3 to its Form 10-Q/A, as have the disclosures required by paragraph 47 of SFAS 144.

Note 14 - Stock Warrants, Options and Compensation, page 19

6. We reviewed your response to comment no. 12 in our letter dated November14, 2008. We understand that you intend to revise your accounting to measure warrants issued to Winning at their fair value at each reporting date for purposes for recognizing costs under the investor relations agreement in accordance with the provisions of EITF 96-18. Please confirm to us that our understanding is correct or otherwise advise. In addition, you indicate that the effects of the accounting error are not material to your financial statements for the periods ended June 30, 2008 and September 30, 2008. Please tell us the effect of the accounting error for each period and provide your assessment and evaluation of materiality.

You are correct in that the Company has revised its accounting to measure the warrants issued to Winning at their fair value at each reporting date. The Company continues to believe that any effects of the accounting error were no material to its financial statements as of June 30 and September 30, 2008.

Exhibit 32.2

7. We note that Exhibit 32.2 is dated January 15, 2008, instead of January 15, 2009. Please file an amendment to the Form 10-Q for the period ending September 30, 2008 that includes the entire periodic report and new, corrected certifications.

The requested Exhibits have been included with the Company's currently amended Form 10-Q/A.

Preliminary Information Statement on Schedule 14C Filed November 21, 2008

8. We note that we have outstanding comments on your Preliminary Information Statement on Schedule 14C. Please advise us when you expect to respond to our comments.

The response to outstanding comments on the company's Preliminary Information Statement on Schedule 14C have been submitted simultaneously herewith, together with the Company's Revised Preliminary Information Statement on Schedule 14C.

If there are any questions with regards to the above, please feel free to call the undersigned at 212 561 3604 or Matthew Nealon at 212 561 3629.

                                                               Sincerely,


                                                               Vincent J. McGill